Legal Proceedings
Tribune Company
Rydex Dynamic Funds has been named as a defendant and a putative member of the proposed defendant class of shareholders in the case entitled Official Committee of Unsecured Creditors of Tribune Co. v. FitzSimons
(In re Tribune Co.), No. 12-2652 (S.D.N.Y.) (formerly Adv. Pro. No. 10-54010 (Bankr. D. Del.)) (the FitzSimons action), as a result of ownership of shares in the Tribune Company (Tribune) in 2007 by certain series of the Rydex Dynamic Funds when Tribune effected a leveraged buyout transaction
(LBO) by which Tribune converted to a privately-held company. In its complaint, the Unsecured Creditors Committee (the UCC) has alleged that, in connection with the LBO, insiders and major shareholders were overpaid for their Tribune stock using financing that the insiders knew would, and ultimately did, leave the Tribune insolvent. The UCC has asserted claims against certain insiders, major shareholders, professional advisers, and others involved in the LBO, and is attempting to obtain from shareholders, including Rydex Dynamic Funds, the proceeds paid out in connection with the LBO.

In June 2011, a group of Tribune creditors, not including the UCC, filed multiple actions involving state law constructive fraudulent conveyance claims against former Tribune shareholders (the SLCFC actions). Rydex
Dynamic Funds has been named as a defendant in one or more of these suits.

The FitzSimons action and the SLCFC actions have been consolidated with the majority of the other Tribune LBO-related lawsuits in a multidistrict litigation proceeding captioned In re Tribune Company Fraudulent Conveyance Litig., No. 11-md-2696 (S.D.N.Y.) (the MDL Proceeding). On November 6, 2012, the defendants moved to dismiss the SLCFC actions. On December 21, 2012, the plaintiffs filed a memorandum in opposition to the motion to dismiss.
On February 4, 2013, the defendants filed a reply in support of the motion to dismiss. The Court has not issued a decision on the motion.

None of these lawsuits allege any wrongdoing on the part of Rydex Dynamic Funds. The following series of Rydex Dynamic Funds held shares of Tribune and tendered these shares as part of Tribunes LBO S&P 500 2x Strategy Fund (the Fund). The value of the proceeds received by the foregoing Fund was $52,020. At this stage of the proceedings, Rydex Dynamic Funds is not able to make a reliable predication as to the outcome of these lawsuits or the effect, if any, on a Funds net asset value.